UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: November 24, 2014

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release dated November 24, 2014 entitled “Huizhou 25-8 Oilfield/Xijiang 24-3 Oilfield Xijiang 24-1 District Joint Development Project Commences Production”

Exhibit 99.1

中國海洋石油有限公司
CNOOC LIMITED

For Immediate Release

Huizhou 25-8 Oilfield/Xijiang 24-3 Oilfield Xijiang 24-1 District Joint Development Project Commences Production

(Hong Kong, November 24, 2014) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883, TSX: CNU) announced today that the Huizhou 25-8 Oilfield/Xijiang 24-3 Oilfield Xijiang 24-1 District Joint Development Project has commenced production.

This project is located in the Pearl River Mouth Basin of the South China Sea with an average water depth of approximately 100 meters. The main production facilities include 2 drilling and production platforms and 29 producing wells. Currently, there are 4 wells producing approximately 6,300 barrels of crude oil per day, and the project is expected to reach peak production of approximately 33,000 barrels per day in 2016.

This project is an independent project in which the Company holds a 100% equity interest and acts as the operator.

The Xijiang 24-3 oilfield started production in November 1994 and the operator was Phillips China INC.. In January 2010 the operatorship transferred to CNOOC Limited. Xijiang 24-1 district is the adjustment project for this oilfield. The Huizhou 25-8 oilfield and Xijiang 24-3 oilfield Xijiang 24-1 district project is a joint development project sharing one floating production storage and offloading unit (FPSO).

— End —

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words

"expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Company can complete on schedule pursuant to its timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including the 2012 Annual Report on Form 20-F filed on April 24, 2013.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang
Deputy Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: MR@cnooc.com.cn

Ms. Cathy Zhang
Hill+Knowlton Strategies Asia
Tel: +852-2894 6211
Fax: +852-2576 1990
E-mail: cathy.zhang@hkstrategies.com